Exhibit 12.1

CELGENE CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Nine Months Ended September 30,	Years Ended
	2013	2012	2011	2010	2009	2008
Earnings
Income (loss) before taxes	$1,448,211	$1,681,491	$1,419,522	$1,012,610	$975,703	$(1,368,825)
Add back (gain) loss from equity investees	(3,546)	656	2,804	1,928	1,103	9,727

Pre-tax income (loss) from continuing operations before loss from equity investees	1,444,665	1,682,147	1,422,326	1,014,538	976,806	(1,359,098)
Add fixed charges	64,425	65,421	45,321	14,524	3,270	5,478

Earnings	$1,509,090	$1,747,568	$1,467,647	$1,029,062	$980,076	$(1,353,620)

Fixed Charges
Net interest expense	$61,517	$63,205	$42,737	$12,634	$1,966	$4,437
Capitalized interest	901	—	—	—	—	—
Portion of lease payments representing an interest factor	2,007	2,216	2,584	1,890	1,304	1,041

Fixed charges	$64,425	$65,421	$45,321	$14,524	$3,270	$5,478

Deficiency of earnings available to cover fixed charges	—	—	—	—	—	$(1,359,098)

Ratio of earnings to fixed charges	23.4	26.7	32.4	70.9	299.7	—